Filed by NTL Incorporated (formerly known as Telewest Global, Inc.)
                          Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-6(j) of the Securities and Exchange Act of 1934

                               Subject Company: Virgin Mobile Holdings (UK) plc
              Commission File No. of Virgin Mobile Holdings (UK) plc: 082-34908
                             Commission File No. of NTL Incorporated: 000-50886



Colleague FAQs following ntl:Telewest and Virgin Mobile announcement

                                         [GRAPHIC OMITTED][ntl:TELEWEST LOGO]
                                                           The facts



1.   IS THERE A TIMELINE FOR COMPLETING THE DEAL?

     We would expect to complete this transaction by late June 2006.

2.   IS THERE A TIMELINE FOR RE-BRANDING THE NEW COMPANY OR NTL:TELEWEST
     PRODUCTS?

     No timeline for re-branding the new company or ntl:Telewest products has been confirmed yet. As soon as we have more information to share, we will communicate this to you.

3. WHAT WILL THE NEW COMPANY BE CALLED? WILL THERE BE AN OPPORTUNITY FOR COLLEAGUES TO TAKE PART IN ANY NAMING DISCUSSIONS?

     There is no more detail on this at the moment. As soon as we have more information to share, we will communicate this to you.

4.   WILL FLEXTECH BE RE-BRANDED AS VIRGIN?

     There are no current plans to change the name of Flextech.

5.   WILL NTL:TELEWEST BUSINESS BE RE-BRANDED AS VIRGIN?

     No. Virgin Mobile does currently have a limited number of business customers. We will continue to serve them under the Virgin Mobile brand. However, the licensing agreement with Virgin will be for our consumer products and services only and our Business Division will continue to operate under the single ntl:Telewest brand.

6. WHY DID THE EMAIL INCLUDE A WARNING THAT IT WAS NOT FOR RELEASE IN AUSTRALIA, CANADA OR JAPAN ETC?

     This was a standard legal disclaimer considered appropriate on all communications, internal and external, at the time of announcement.

7.   WILL RICHARD BRANSON BE ON THE BOARD?

     The Virgin Group will have the right to propose one candidate for our Board. Whilst it is unlikely to be Richard Branson, he has committed time and effort to the new company.

8.   EXACTLY WHICH DIVISIONS DOES IT AFFECT AND HOW?

     From our recent experiences of the ntl:Telewest merger, we know that these types of transactions take time. There are regulatory and legal requirements that need to be satisfied. Until then, Virgin Mobile and ntl:Telewest will remain separate businesses and we'll continue to operate under our existing brands.

     So for now, there's no change for our colleagues or for our customers as a result of this announcement. It's `business as usual'. As always, it remains important that we stay focused on serving our customers, keeping our colleagues engaged and beating our targets.

     After the transaction is completed, we anticipate that Virgin Mobile will remain its own business unit and thus expect very limited disruption.

9.   HOW DOES THE TRANSACTION WORK?

     ntl:Telewest is making an offer to purchase all the shares in Virgin Mobile and Virgin Mobile will become part of ntl:Telewest when the deal is complete. In addition, we will enter into a licensing agreement with Virgin Group to use the Virgin brand for all our consumer operations.

     We will work together in a way that ensures we exploit each others' knowledge and experience to create a successful business which can take the lead in communications and entertainment in the UK.

10.  WHAT ARE THE BENEFITS FOR COLLEAGUES?

     You'll become part of the first UK company to offer a `quadruple play' to customers, working with one of the best known and most well-respected brands in the world. Virgin is a creative and fun company to work with, and we're looking forward to bringing to all our colleagues the benefit of their experience in shaping our future culture.

     We believe that this combination offers real opportunities for colleagues in both organisations.

FURTHER INFORMATION:


This communication does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the offer or otherwise. The offer is not being made in Australia, Canada or Japan, or any other jurisdiction where it would be unlawful to do so.

Virgin Mobile shareholders should read any prospectus that may be filed with the U.S. Securities and Exchange Commission, because any such prospectus will contain important information. Investors may obtain a free copy of any prospectus, if and when it becomes available, and other documents filed by ntl Incorporated with the SEC, at the SEC's website at http//www.sec.gov. Free copies of any prospectus, if and when it becomes available, may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. If the offer proceeds by way of a scheme of arrangement, however, it is anticipated that no prospectus would be required because the transaction would be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, in which case this fact will be disclosed in the scheme document sent to all Virgin Mobile shareholders.

The offer will be subject to the applicable rules and regulations of the UK Listing Authority, the London Stock Exchange and the City Code. In addition, the offer will be subject to the applicable requirements of the United States federal and state securities laws and the applicable rules and regulations of NASDAQ (except to the extent exempt from such requirements).

This communication should be read in conjunction with the announcement issued by the company and Virgin Mobile on 4 April 2006.